

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2022

Yunhao Chen
Chief Financial Officer
Dogness (International) Corp
No. 16 N. Dongke Road
Tongsha Industrial Zone
Dongguan, Guangdong 523217

> **Re: Dogness (International) Corp**
> **Amendment No. 2 to Registration Statement on Form F-3**
> **Filed April 11, 2022**
> **File No. 333-262504**

Dear Ms. Chen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 1, 2022 letter.

Amendment No. 2 to Registration Statement on Form S-3 Filed April 11, 2022

Prospectus Cover Page, page i

1. We note your response to prior comment two. Please disclose in your Prospectus Summary section how recent statements and regulatory actions by China's government, such as those related to anti-monopoly concerns, has or may impact the company's ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange.

2. Disclose whether cash generated from one subsidiary is used to fund another subsidiary's operations, whether you have ever faced difficulties or limitations in your ability to

transfer cash between subsidiaries, and whether you have cash management policies in place that dictates the amount of such funding.

3.   Please disclose whether you have cash management policies/procedures that dictate how funds are transferred. Also, please disclose the limitations, if any, on the amount of funds the company can transfer out of China and do you have policies to address such limitations.

Prospectus Summary, page 1

4.   We note your response to prior comment four and your disclosure that you and your subsidiaries have not received any requirements to obtain permissions from any PRC authorities, including the China Securities Regulatory Commission and Cyberspace Administration of China, to operate in China or to issue your Class A Common Shares to foreign investors. Please explain how you determined that permissions and approvals were not necessary. If the company relied on the advice of PRC counsel, please identify counsel and file the consent of counsel as an exhibit. If the company did not consult counsel, please explain why and the basis for your belief that you are not required to obtain approvals for your operations and offering.

Enforceability of Civil Liabilities, page 70

5.   Please disclose, in a separate section, whether you have directors, officers or senior management located in China or Hong Kong. If so, please disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. Also, please disclose these risks in a separate risk factor, which should contain disclosures consistent with the separate section.

 Please contact Patrick Fullem, Staff Attorney, at (202) 551-8337 or Sherry Haywood, Staff Attorney, at (202) 551-3345 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: Anthony W. Basch